Exhibit 99.6

AUDITORS’ REPORT ON U.S. GAAP RECONCILIATION NOTE

To the Board of Directors of IAMGOLD Corporation.

On March 25, 2010, we reported on the consolidated balance sheets of IAMGOLD Corporation (the “Company”) as at December 31, 2009 and 2008 and the consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009, which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation with United States Generally Accepted Accounting Principles - Item 18” included in the Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 25, 2010